                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                    Gemstar - TV Guide International, Inc.
    -----------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
            -------------------------------------------------------
                        (Title of Class of Securities)

                                  36866W 10 6
                                  -----------
                                (CUSIP Number)

                            Arthur M. Siskind, Esq.
                         The News Corporation Limited
                          1211 Avenue of the Americas
                           New York, New York  10036
                                (212) 852-7000

                                _______________

                                With copies to:
                            Jeffrey W. Rubin, Esq.
                 Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                               551 Fifth Avenue
                           New York, New York  10176
                                (212) 661-6500
                 (Name Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 2, 2001
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

___________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                             (Page 1 of 29 pages)

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The News Corporation Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Australia, Australia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            158,170,322 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          See Item 5 and Item 6.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             158,170,322 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          See Item 5 and Item 6.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      158,170,322

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 38.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      K. Rupert Murdoch
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            158,170,322 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          See Item 5 and Item 6.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             158,170,322 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          See Item 5 and Item 6.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      158,170,322

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 38.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Sky Global Networks, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            87,465,736 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          See Item 5 and Item 6.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             87,465,736 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          See Item 5 and Item 6.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      87,465,736

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 21.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      News Publishing Australia Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            70,704,586 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          See Item 5 and Item 6.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             70,704,586 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          See Item 5 and Item 6.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      70,704,586

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 17.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                               (Amendment No. 2)

       Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                    GEMSTAR - TV GUIDE INTERNATIONAL, INC.

Introductory Statement

     This Amendment No. 2 to the Statement on Schedule 13D relates to the Common Stock, par value $.01 per share, of Gemstar - TV Guide International, Inc., a Delaware corporation (the "Issuer" or "Gemstar"). This Amendment amends and supplements (i) the Statement originally filed on July 24, 2000, with the Securities and Exchange Commission by The News Corporation Limited ("News Corporation"), K. Rupert Murdoch and Sky Global Networks, Inc. ("SGN") and (ii) Amendment No. 1 to the Statement filed on October 10, 2000 with the Commission by News Corporation, K. Rupert Murdoch and SGN (collectively, the "Prior Filing"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filing.

     This Amendment reports the acquisition on May 2, 2001 by News Publishing Australia Limited ("NPAL"), a subsidiary of News Corporation, of 70,704,586 shares of Common Stock in connection with the merger of Liberty UVSG, Inc. ("LUVSG"), a subsidiary of Liberty Media Corporation ("Liberty"), with and into NPAL (the "NPAL/LUVSG Merger"). In connection with the NPAL/LUVSG Merger, among other things, Liberty assigned to News Corporation its rights under the Stockholders' Agreement, dated as of October 4, 1999 (the "Stockholders' Agreement") which became effective on July 12, 2000, by and among News Corporation, Liberty, Henry C. Yuen and the Issuer to designate three designees to the Board of Directors of the Issuer (the "Board"), giving News Corporation the right to designate six of the 12 members of the Board.

     Item 2.   Identity and Background.

     Item 2 is amended and restated in its entirety as follows:

     This Statement is being filed by (i) News Corporation, a South Australia, Australia corporation with its principal executive offices located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) K. Rupert Murdoch, a United States citizen, with his business address at 1211 Avenue of the Americas, New York, New York, 10036, (iii) SGN, a Delaware corporation (formerly known as TVG Holdings, Inc.) and an indirect subsidiary of News Corporation, with its principal executive offices at 1300 North Market Street, Suite 404, Wilmington, Delaware 19801 and (iv) NPAL, a Delaware corporation and a subsidiary of News Corporation, with its principal executive offices at 1300 North Market Street,
Suite 404, Wilmington, Delaware 19801.   News Corporation, K. Rupert Murdoch,
SGN and NPAL are
referred to herein collectively as the "Reporting Persons." The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of the Reporting Persons are set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen unless otherwise indicated.

     News Corporation, together with its subsidiaries, is a diversified international communications company principally engaged in the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development and distribution of conditional access systems, interactive television applications and broadcast control software systems; and the creation and distribution of on-line programming. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Australia and the Pacific Basin. News Corporation has also entered into joint ventures to provide direct-to-home (DTH) television services in Italy and Latin America. News Corporation is a holding company which conducts all of its activities through subsidiaries and affiliates.

     SGN is principally engaged in the distribution of pay-TV services via satellite, as well as the development and supply of certain related technologies. SGN holds a portion of the shares of Common Stock of the Issuer reported herein and is wholly owned by News Corporation through certain intermediaries.

     NPAL is a holding company 100% of which is owned by News Corporation directly and through certain intermediaries. NPAL holds a portion of the shares of Common Stock of the Issuer reported herein.

     Approximately 30% of the voting stock of News Corporation is owned by (i)
K. Rupert Murdoch, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. K. R. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. K. R. Murdoch, members of his family and certain charities, and (iii) corporations, including a subsidiary of Cruden, which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of the shares of News Corporation owned by such persons and entities, and Mr. K. R. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. K. R. Murdoch may be deemed to control the operations of News Corporation.

     During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, none of the Schedule 1 Persons has
(i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Sources and Amount of Funds or Other Consideration.

          Item 3 is amended and restated in its entirety as follows:

     News Corporation issued 121,463,409 American Depositary Shares ("ADSs"), representing 485,853,636 of its Preferred Limited Ordinary Shares (the "News Corporation Shares"), in consideration of the 70,704,586 shares of the Issuer's Common Stock received by NPAL in the NPAL/LUVSG Merger.

     Pursuant to an Agreement and Plan of Merger, dated as of October 4, 1999 and as amended, by and among TV Guide, Inc., a Delaware corporation ("TVG"), the Issuer and G Acquisition Subsidiary Corp., a wholly owned subsidiary of the Issuer ("Sub"), on July 12, 2000, Sub merged (the "Merger") with and into TVG with TVG being the surviving corporation. As a result of the Merger, TVG (which, prior to the merger, had been a public company), became a wholly owned subsidiary of the Issuer and ceased to be registered. The Issuer then changed its name to "Gemstar - TV Guide International, Inc." Pursuant to the Merger each issued and outstanding share of TVG's Class A and Class B common stock was converted into 0.6573 of a share of Common Stock. Prior to the Merger, News Corporation, Mr. K. R. Murdoch and SGN beneficially owned 74,993,176 shares of TVG's Class B common stock and 58,075,040 shares of TVG's Class A common stock through SGN. Pursuant to the Merger, News Corporation, Mr. K. R. Murdoch and SGN became the beneficial owners of 87,465,738 shares of the Issuer's Common Stock which were owned of record by SGN.

     Item 4 is incorporated by reference herein.

     Item 4.   Purpose of Transaction.

          Item 4 is amended and restated to read in its entirety as follows:

     In accordance with the terms of the Letter Agreement (as defined in Item
6), on May 2, 2001, Liberty, LUVSG, News Corporation and NPAL, entered into an Agreement and Plan of Merger, dated May 2, 2001 (the "NPAL/LUVSG Merger Agreement"), a copy of which is filed as Exhibit 7(g) hereto and which is incorporated by reference herein, pursuant to which LUVSG was merged with and into NPAL. As a result of the NPAL/LUVSG Merger, on May 2, 2001, NPAL acquired the 70,704,586 shares of Common Stock owned by LUVSG.

     Pursuant to the Stockholders' Agreement Letter (as defined in Item 6 below) Liberty has assigned to News Corporation, among other things, its right under the Stockholders' Agreement to designate members of the Board, giving News Corporation the right to designate six of the 12 members of the Board.

     Pursuant to the Letter Agreement, News Corporation and Liberty agreed, among other things, that, subject to certain conditions, SGN or another subsidiary of News Corporation will acquire the 16,761,150 shares (the "LTVGIA Shares") of Common Stock that are owned by Liberty's subsidiary, Liberty TVGIA, Inc. ("LTVGIA").

     Subject to the foregoing, the Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases and private agreements, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could result in any of the events or circumstances referred to in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and their businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and market conditions, including the market price of the securities of the Issuer.

     Other than as set forth herein, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the events or circumstances enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     See Item 3 and Item 6, which are incorporated by reference herein.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended and restated to read in its entirety as follows:

     SGN is the direct beneficial owner of 87,465,736 shares of Common Stock, approximately 21.3% of the issued and outstanding Common Stock. NPAL is the direct beneficial owner of 70,704,586 shares of Common Stock, approximately 17.2% of the issued and outstanding Common Stock. Each of News Corporation and Mr. K. R. Murdoch may be deemed to be indirect beneficial owners of the 87,465,736 shares of Common Stock directly owned by SGN and the 70,704,586 shares of Common Stock directly owned by NPAL, for a total of 158,170,322 shares of Common Stock, approximately 38.5% of the issued and outstanding Common Stock. The share percentages are calculated based on 411,319,000 shares of Common Stock outstanding as of March 31, 2001, as reported by the Issuer.

     If a subsidiary of News Corporation acquires the LTVGIA Shares, News Corporation and Mr. K. R. Murdoch may each be deemed to indirectly beneficially own such 16,761,150 shares of Common Stock, for a total of approximately 42.5% of the issued and outstanding shares of Common Stock.

     To the knowledge of the Reporting Persons, except as set forth in this Statement, none of the Schedule 1 Persons beneficially owns any shares of Common Stock.

     Except as described in Item 6, the Reporting Persons have the sole power to vote and dispose of all shares of Common Stock to which this Statement relates.

     Except as set forth in this Statement, no transactions have been effected by the Reporting Persons during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 is amended and restated to read in its entirety as follows:

     The arrangements described below exist with respect to the Common Stock.

STOCKHOLDERS' AGREEMENT AMONG SIGNIFICANT STOCKHOLDERS

     Pursuant to the Stockholders' Agreement, the Reporting Persons entered into the agreements with respect to the Common Stock described below. As described below, pursuant to the Stockholders' Agreement Letter, Liberty has assigned substantially all of its rights under the Stockholders' Agreement to News Corporation and terminated certain other rights (subject to reinstatement as described below) under the Stockholders' Agreement. The description of the Stockholders' Agreement is subject to and qualified in its entirety by reference to the full text of the Stockholders' Agreement which is an exhibit to this Statement and is incorporated by reference herein. The Reporting Persons disclaim beneficial ownership of those securities of the Issuer beneficially owned by Liberty and Mr. Yuen.

     Directors:  Pursuant to the Stockholders' Agreement, Henry C. Yuen and
     ---------
designees of Mr. Yuen, Liberty and News Corporation have agreed (1) to vote for, or to use their best efforts to cause their respective designees on the Board to vote for, Mr. Yuen's election as a director and appointment as Chairman of the Board and Chief Executive Officer until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of the Issuer other than as a result of his termination without cause and (2) to vote for the election to the Board of five other persons (including two independent directors) designated by Mr. Yuen until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of the Issuer other than as a result of his termination without cause, provided that if Mr. Yuen should die or become disabled during such five-year period Liberty and News Corporation have each agreed, for the remainder of the five-year period, to continue to vote for the election to the Board of the directors formerly designated by Mr. Yuen or their successors (including Mr. Yuen's successor) and to vote against their removal except for cause.

     For so long as Liberty and News Corporation are committed to vote for Mr. Yuen and his designees, Mr. Yuen has agreed to vote his shares of Common Stock for the election to the Board of three designees of Liberty including one independent director (who are now, pursuant to the Stockholders' Agreement Letter, designees of News Corporation) and three designees of News Corporation including one independent director.

     Under the Stockholders' Agreement, each of Liberty's and News Corporation's right to designate directors generally shall be reduced by one director upon the transfer of 90% or more of its respective shares of Common Stock, but if the transfer of any of such shares is from one to the other then the total number of directors Liberty and News Corporation have the right to designate will not be reduced. Liberty and News Corporation have the right to allocate designees to the Board between one another as they may agree in connection with any transfer of shares among Liberty, News Corporation and their respective controlled related parties. Pursuant to the terms of the Stockholders' Agreement Letter, Liberty has assigned its right to designate members of the Board to News Corporation and, following the effective time of the NPAL/LUVSG Merger, Liberty's right to designate three members of the Board was allocated to News Corporation.

     Pursuant to the Stockholders' Agreement, the NPAL/LUVSG Merger Agreement and the Stockholders' Agreement Letter, News Corporation may appoint six members to the Board. The six directors appointed by News Corporation are: Joachim Kiener, Chase Carey, Nicholas Donatiello, Jr., K. Rupert Murdoch, Lachlan K. Murdoch and Peter C. Boylan III.

Officers:
--------

     Henry C. Yuen. Liberty and News Corporation will use their respective best
     -------------
efforts to cause their designees to the Board to vote for Mr. Yuen's election as Chairman of the Board and Chief Executive Officer of Gemstar during the five-year period following the completion of the Merger and against any removal or diminution of Mr. Yuen's responsibilities during such period (provided that the Issuer does not have the right to terminate Mr. Yuen's employment for disability pursuant to his employment agreement or that "cause," within the meaning of his employment agreement, does not exist for termination of such employment).

     Elsie Ma Leung. Liberty and News Corporation will use their respective best
     --------------
efforts to cause their designees to the Board to vote for the election of Elsie Ma Leung (and any successors to her offices) as co-President, co-Chief Operating Officer, a member of the Office of the Chief Executive and Chief Financial Officer of the Issuer during the five-year period following the completion of the Merger and against any removal or diminution of Ms. Leung's responsibilities during such period (provided that "cause," within the meaning of Mr. Yuen's employment agreement, does not exist for termination of such employment).

     Joachim Kiener and Peter C. Boylan III. Mr. Yuen will vote, and will use
     --------------------------------------
his best efforts to cause his designees to the Board to vote, for the election of Joachim Kiener and Peter C. Boylan III (and the successors to their respective offices) as co-Presidents and co-Chief Operating Officers of the Issuer and as members of the Office of the Chief Executive during the five-year period following the completion of the Merger and against any removal or diminution of their responsibilities during such period (provided that "cause," within the meaning of Mr. Yuen's employment agreement, does not exist for termination of such employment).

     Standstill:  Each of Mr. Yuen, Liberty and News Corporation agree, provided
     ----------
that their respective designees to the Board continue to be elected and appointed directors, that until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar other than as a result of his termination without cause, they will not:

     (1) make a public offer to acquire all or part of the Issuer, except in certain cases where another unaffiliated person has made an offer for a comparable percentage of the Issuer;

     (2) solicit proxies for the election of directors or make any stockholder proposal, except in certain cases;

     (3) act in concert with other stockholders or become a group within the meaning of applicable rules of the Securities and Exchange Commission, other than with each other and parties controlled by each other and except in connection with making a permitted competing offer for the Issuer;

     (4) transfer shares of Common Stock to any person who would, to the knowledge of such party, be an "Acquiring Person" within the meaning of the Issuer's rights agreement (i.e., a person whose ownership of Common Stock is such as to cause the share purchase rights issued under the rights agreement to become exercisable); or

     (5) seek to challenge the legality of the foregoing provisions of the Stockholders' Agreement.

     Registration Rights:  At any time after the date which is six months after
     -------------------
July 12, 2000 and before the tenth anniversary of July 12, 2000, either Liberty or News Corporation (or transferees of their Common Stock) may request that the Issuer effect a registration of all or part of their shares of Common Stock. The Issuer will not be required to effect a demand registration unless the aggregate number of shares of Common Stock demanded to be registered is at least 1% of the number of shares of Common Stock then outstanding, in which case the Issuer must use all commercially reasonable efforts to cause a registration statement to become effective for the sale of such shares.

     Notwithstanding the foregoing, the Issuer will not be required to effect any demand registration after such time as Liberty or News Corporation (or transferees of their Common Stock), as the case may be, is able to sell all of its respective Common Stock without restriction. In addition, once a demand registration has been effected, the Issuer is not obligated to register shares pursuant to a demand registration before the expiration of twelve months from the date on which the previous demand registration statement was declared effective. The Issuer may postpone for up to 90 days the filing of a registration statement if it reasonably believes that such a registration statement would have a material adverse effect on its ability to engage in any financing, acquisition of assets or any merger, consolidation, tender offer or other significant transaction. However, the Issuer is not permitted to so postpone a demand registration more than once in any period of twelve consecutive months.

     Under the Stockholders' Agreement, the Issuer has agreed to pay all expenses, other than underwriting discounts and commissions and any transfer taxes, connected with the registration or qualification of the shares subject to the first two demand registrations and the Issuer's legal and accounting expenses for subsequent registrations.

     Under the Stockholders' Agreement, demand registrations may be effected by means of an underwritten offering or, in certain cases, pursuant to a delayed or continuous offering under applicable rules of the Securities and Exchange Commission.

     Under the Stockholders' Agreement, the Issuer has agreed to indemnify the parties requesting a demand registration against certain liabilities that may arise in connection with any offer and sale of Common Stock, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that such parties may be required to make in respect of any such offer and sale. The Stockholders' Agreement also provides that parties requesting a demand registration will indemnify the Issuer, its directors and officers and each person which controls the Issuer against certain liabilities, including liabilities under the Securities Act of 1933, as amended, for certain actions arising from the offer and sale of shares of Common Stock under the demand registration.

     Pursuant to the Stockholders' Agreement Letter, Liberty's right to require the Issuer to register shares of Common Stock has been terminated. Such right may be reinstated under the circumstances described in the Stockholders' Agreement Letter.

     Rights of First Offer:  Under the Stockholders' Agreement, Mr. Yuen may not
     ---------------------
transfer shares of Common Stock which he owns, except for limited transfers as specified in the Stockholders' Agreement, unless he first offers such shares to each of Liberty and News Corporation. Any purchases of Common Stock from Mr. Yuen by Liberty or News Corporation will not cause a triggering event under the Issuer's rights agreement. Pursuant to the

Stockholders' Agreement Letter, Liberty's right to purchase shares pursuant to this provision has been terminated. Such right is subject to reinstatement under the circumstances specified in the Stockholders' Agreement Letter.

     The foregoing discussion of the Stockholders' Agreement is qualified in its entirety by reference to the complete text of the Stockholders' Agreement, which is incorporated by reference herein.

AGREEMENT TO TRANSFER SHARES OF COMMON STOCK; NPAL/LUVSG MERGER

     Pursuant to the Letter Agreement, dated September 27, 2000, between Liberty and News Corporation (the "Letter Agreement", which term includes the summary of proposed terms incorporated in the Letter Agreement), Liberty agreed, among other things, to transfer all of the shares of Common Stock beneficially owned by it to subsidiaries of News Corporation, and to assign to News Corporation its right under the Stockholders' Agreement. A copy of the Letter Agreement was filed as Exhibit 7(f) to the Prior Filing and is hereby incorporated by reference herein.

     In the Letter Agreement, Liberty and News Corporation agreed to negotiate in good faith and enter into definitive agreements (the "Definitive Agreements") with respect to the transactions (the "Transactions") contemplated by the Letter Agreement. The failure of the parties to execute the Definitive Agreements, however, will not affect the binding effect or enforceability of the Letter Agreement.

     In addition, each of Liberty and News Corporation agreed in the Letter Agreement to take all actions as may be required to consummate the Transactions on the terms and conditions set forth in the Letter Agreement, including commercially reasonable efforts to procure required waivers and approvals.

     In accordance with the Letter Agreement, on May 2, 2001 Liberty and News Corporation entered into the NPAL/LUVSG Merger Agreement and consummated the NPAL/LUVSG Merger. As a result, NPAL acquired the shares of Common Stock owned by LUVSG. See Item 4.

STOCKHOLDERS' AGREEMENT LETTER

     In connection with the execution of the NPAL/LUVSG Merger Agreement, Liberty and News Corporation entered into a letter agreement, dated May 2, 2001, concerning certain matters under the Stockholders' Agreement (the "Stockholders' Agreement Letter"). Pursuant to the Stockholders' Agreement Letter, effective at the effective time of the NPAL/LUVSG Merger, Liberty assigned to News Corporation all of its rights under the Stockholders' Agreement, other than (i) its right to purchase shares of Common Stock pursuant to the right of first offer procedure contained in the Stockholders' Agreement and (ii) its right to require registration of its shares of Common Stock and to remove restrictive legends from the certificates evidencing shares of Common Stock under certain circumstances, which rights were terminated at the effective time of the NPAL/LUVSG Merger and were not assigned to News Corporation. The Stockholders' Agreement Letter further provides, however, that such registration rights and the right to require removal of legends will be reinstated in the event that News Corporation has not acquired (or entered into an agreement to acquire) the LTVGIA Shares as contemplated by the Letter Agreement by November 27, 2001.

     In addition to the general assignment of rights referred to above, Liberty specifically assigned to News Corporation its right to designate three members of the Board of Directors of the Issuer. As a result, News Corporation has the right to designate six members to such Board (including the three members News Corporation had the right under the Stockholders' Agreement to designate prior to the NPAL/LUVSG Merger). At the effective time of the NPAL/LUVSG Merger, Liberty delivered to News Corporation the resignations of Robert R. Bennett and
J. David Wargo, who were designated by Liberty, and News Corporation subsequently delivered such resignations to the Issuer. Peter C. Boylan, III, the third Liberty designee, remained on the Board, and the right to designate Mr. Boylan and his successors was assigned by Liberty to News Corporation pursuant to the Stockholders' Agreement Letter.

     In the Stockholders' Agreement Letter Liberty also agreed for the sole benefit of News Corporation and its controlled affiliates, that, regardless of whether or not any Liberty Designees (as defined in the Stockholders' Agreement) continue to serve on the Issuer's Board of Directors, it would continue to be subject to the non-competition provisions set forth in Section 8 of the Stockholders' Agreement until the first to occur of July 12, 2005 and such time as no designees of News Corporation continue to serve on the Issuer's Board.

     The foregoing description of each of the NPAL/LUVSG Merger Agreement and the Stockholders' Agreement Letter is subject to and qualified in its entirety by reference to the full text of such document, each of which has been filed as an exhibit to this Statement and is incorporated by reference herein.

BYLAWS OF THE ISSUER

     Pursuant to the bylaws of the Issuer (the "Bylaws"), the Board consists of 12 directors, six of which are TVG Directors (as such term is defined in the Bylaws). Two of the TVG Directors are TVG Independent Directors (as such term is defined in the Bylaws). Prior to the Merger, TVG designated the six TVG Directors. The other six directors on the Board were designated by the Board prior to the Merger. Pursuant to the Bylaws (and as described in greater detail below):

     (1) two of the four members of the Board's Executive Committee are TVG Directors;

     (2) two of the five members of the Board's Compensation Committee are Independent Directors (as such term is defined in the Bylaws) selected by the TVG Director Committee (as such term is defined in the Bylaws);

     (3) two of the three members of the Board's Special Committee are TVG Directors;

     (4) two of the four members of the Board's Audit Committee are TVG
Directors;

     (5) there shall be a TVG Director Committee of the Board.

     Vacancies. Vacancies on the Board will be filled by the majority vote of
     ---------
the directors present and voting at a meeting of the Board duly called and held at which a quorum is present or by unanimous written consent of the directors. However, expiring directorships or vacancies on the Board will be filled by the GS Director Committee (as such term is defined in the Bylaws), in the case of the directors designated by the Board prior to the Merger and their successors, and by the TVG Director Committee, in the case of the TVG Directors and their successors, until the fifth anniversary of the completion of the Merger.

     Chairman. Until the earlier of the fifth anniversary of the completion of
     --------
the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar, Mr. Yuen will be Chairman of the Board so long as he is a director. Thereafter, until the third annual Board meeting following (1) the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Merger, the Chairman of the Board will be elected by a majority vote or unanimous written consent of TVG Directors or their successors.

     Tie Votes. Except for the matters delegated to the Compensation Committee,
     ---------
the Audit Committee or the Special Committee of the Board, matters identified in the Bylaws as "fundamental decisions" and matters that require approval by supermajority vote of stockholders, if a matter is brought before the Board and if there is a tie vote with respect to such matter, then the exclusive power to approve or disapprove that matter will generally be exercised by the Tie-breaking Committee of the Board (of which Mr. Yuen will be the sole member) until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar. Thereafter, until the third annual Board meeting following (1) the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Merger, the TVG Director Committee will generally have the ability to resolve tie votes.

     Notwithstanding the foregoing, no committee of directors will have the power to resolve a tie vote of the Board until the fifth anniversary of the completion of the Merger if Mr. Yuen ceases to be Chief Executive Officer of Gemstar because of his death or disability.

     Committees. The Board has the following committees:
     ----------

     (1) The Executive Committee:  The Executive Committee consists of four
         -----------------------
directors and acts by majority vote of the quorum which is present or by unanimous written consent. The members of the Executive Committee include each of the following who are directors: the Chief Executive Officer; the Chief Financial Officer (but if the Chief Financial Officer is not a director selected by the Board prior to the Merger or a successor to such director, then, until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar, a director designated by the GS Director Committee or a successor to such director will be a member of the Executive Committee instead of the Chief Financial Officer); and two TVG Directors. The Executive Committee will have, to the extent permitted by law, and until the third annual Board meeting following (1) the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Merger, all powers of the Board with respect to matters related to the operations of Gemstar and its subsidiaries between Board meetings, except: as otherwise determined by the Board; with respect to any matter that is delegated to a different committee of directors; with respect to matters itemized in the Bylaws as "fundamental decisions" or that require approval by supermajority vote of stockholders; or with respect to
(1) any acquisition by Gemstar or any person controlled by Gemstar of any business or assets if the amount involved exceeds $25 million, (2) any sale, lease, exchange or other disposition, pledge or encumbrance of assets or of all or a part of any business of Gemstar or any person controlled by Gemstar if the amount involved exceeds $25 million, and (3) the incurrence by Gemstar or any person controlled by Gemstar of indebtedness in excess of $50 million in any fiscal year. If a matter is brought before the Executive Committee and if there is a tie vote with respect to such matter, then the exclusive power to approve or disapprove that matter will generally be exercised by the Tie-breaking Committee (of which Mr. Yuen will be the sole member) until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar. Thereafter, until the third annual Board meeting following
(1) the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Merger, the TVG Director Committee will generally have the ability to resolve tie votes. Notwithstanding the foregoing, no committee of directors will have the power to resolve a tie vote of the Executive Committee until the fifth anniversary of the completion of the Merger if Mr. Yuen ceases to be Chief Executive Officer of Gemstar because of his death or disability. Only the Chief Executive Officer of Gemstar may call a meeting of the Executive Committee until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar. Thereafter, the Chief Executive Officer or any two members of the Executive Committee may call a meeting.

     (2) The Compensation Committee:  The Compensation Committee consists of
         --------------------------
five directors and acts by majority vote of all its members or by unanimous written consent. The members of the Compensation Committee include two Independent Directors (as defined in the Bylaws) designated by the Board prior to the Merger and their successors, two TVG Directors who are Independent Directors and the Chief Executive Officer of Gemstar (provided he or she is a director). The Chief Executive Officer of Gemstar is the chairman of the Compensation Committee. Except with respect to matters itemized in the Bylaws as "fundamental decisions" or that require approval by supermajority vote of stockholders, the Compensation Committee is empowered to make all decisions with respect to the compensation and other terms of employment of any executive officer of Gemstar or any of its subsidiaries, or any other officer or employee of Gemstar or any of its subsidiaries. Notwithstanding the foregoing, unless otherwise determined by at least seven of the twelve directors, the Compensation Committee's authority to grant stock options or other stock based compensation is limited, on a cumulative basis from the completion of the Merger, to 2% of the outstanding shares of Common Stock on a fully diluted basis immediately after the completion of the Merger. Further, not more than 1% of the outstanding shares of Common Stock on a fully diluted basis immediately after the completion of the Merger may be granted, awarded or issued in the aggregate to officers of Gemstar or any person controlled by Gemstar who directly report to the Chief Executive Officer.

     (3) The Special Committee:  The Special Committee consists of three members
         ---------------------
and acts by majority vote of all its members or by unanimous written consent other than with respect to matters itemized in the Bylaws as "fundamental decisions" or that require approval by supermajority vote of stockholders. The members of the Special Committee include the Chief Executive Officer (provided he or she is a director) and two TVG Directors or their successors. The Special Committee will have authority to determine matters related to the relationship between Gemstar and "service providers" as contemplated by the Bylaws.

     (4) The Audit Committee:  The Audit Committee consists of four members and
         -------------------
will act by majority vote of all its members or by unanimous written consent and has all powers normally accorded to an audit committee other than with respect to matters itemized in the Bylaws as "fundamental decisions" or that require approval by supermajority vote of stockholders. The members of the Audit Committee include the Chief Financial Officer, one GS Independent Director (as such term is defined in the Bylaws) and the two TVG Independent Directors.

     (5) The GS Director Committee:  The GS Director Committee consists of all
         -------------------------
GS Directors other than the GS Independent Directors and acts by majority vote of all its members or by unanimous written consent. The GS Director Committee has the right to: appoint the Chairman of the Board (which will be Mr. Yuen so long as he is a director) until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar; nominate directors to fill expiring directorships held by GS Directors until the fifth anniversary of the completion of the Merger; and fill vacancies with respect to the directorships held by GS Directors until the fifth anniversary of the completion of the Merger. The Board may not dissolve the GS Director Committee or modify its duties or composition without the approval of at least ten of the twelve members of the Board until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar. If Mr. Yuen should cease being the Chief Executive Officer before the fifth anniversary of the completion of the Merger as a result of his death or disability, then until the fifth anniversary of the completion of the Merger the Board may dissolve the GS Director Committee or modify its duties or composition with the approval of nine of the twelve members of the Board.

     (6) The TVG Director Committee:  The TVG Director Committee consists of all
         --------------------------
TVG Directors other than directors that News Corporation considers the TVG Independent Directors for such purpose, and acts by majority vote of all its members or by unanimous written consent. The TVG Director Committee will have the right to: nominate directors to fill expiring directorships held by TVG Directors until the fifth anniversary of the completion of the Merger; fill vacancies with respect to the directorships held by TVG Directors until the fifth anniversary of the completion of the Merger; and resolve tie votes of the Board and Executive Committee as described above. The Board may not dissolve the TVG Director Committee or modify its duties or composition without the approval of at least ten of the twelve members of the Board until the third annual board of directors' meeting following (1) the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Merger.

     (7) The Tie-breaking Committee:  The Tie-breaking Committee consists of Mr.
         --------------------------
Yuen as Chairman of the Board and will exist until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar. During such time, the Tie-breaking Committee will have the power to resolve tie votes of the Board and the Executive Committee as described above. During such time, the Board may not dissolve the Tie-breaking Committee or modify its duties or composition.

     Quorum. A majority of the total number of Board members will constitute a
     ------
quorum, except that six of the twelve Board members will constitute a quorum at a duly called Board meeting where either all GS Directors or all TVG Directors fail to attend such meeting.

     Voting. Generally, directors present at any meeting at which a quorum is
     ------
present may act by majority vote. However, matters itemized in the Bylaws as "fundamental decisions" will require the approval of at least seven of the twelve Board members and certain other matters require the approval of at least nine of the twelve Board members.

     Executive Officers.  Henry C. Yuen will be Chief Executive Officer of
     ------------------
Gemstar for five years after the completion of the Merger unless he earlier dies or resigns or his employment is terminated for disability as permitted by, or for "cause" within the meaning of, his existing employment agreement. Until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar, Mr. Yuen will be Chairman of the Board so long as he is a director of Gemstar.

     The foregoing discussion of the Bylaws is qualified in its entirety by reference to the complete text of the Bylaws, which is incorporated by reference herein.

RIGHTS PLAN OF THE ISSUER

     In connection with the Merger, the Issuer amended and restated its existing rights agreement, dated July 10, 1998 as amended ("Rights Plan"), with American Stock Transfer & Trust Company, in order to make the Rights Plan inapplicable to the Merger and the transactions contemplated thereby, including the Stockholders' Agreement. The Rights Plan was amended in connection with the Merger to exempt each of Liberty and its controlled related parties and News Corporation and its controlled related parties from the definition of Acquiring Person (as such term is defined in the Rights Plan). If, however, Liberty or News Corporation or their respective controlled related parties acquires beneficial ownership of any additional shares of Common Stock, then such person would be an Acquiring Person unless the beneficial ownership resulted from any of the following:

     (1) the right to acquire or acquisition of additional shares by Liberty, News Corporation or any of their respective controlled related parties from each other or from Henry C. Yuen;

     (2) the acquisition by Liberty, News Corporation or any of their respective controlled related parties of additional shares which do not exceed, in the aggregate, the number of shares of Common Stock transferred by Mr. Yuen before or after the completion of the Merger to persons other than Liberty, News Corporation or any of their respective controlled related parties in certain transactions permitted by the Stockholders' Agreement;

     (3) the grant or exercise of employee or director options; and

     (4) any agreement, arrangement or understanding among Liberty, News Corporation or any of their respective controlled related parties with respect to voting, holding, acquiring or disposing of beneficial ownership of Common Stock.

     The definition of Acquiring Person was also modified in certain respects to make it less likely that someone would inadvertently become an Acquiring Person.

     The amendments to the Rights Plan also modify the definition of beneficial ownership so that Mr. Yuen, Liberty and its controlled related parties, and News Corporation and its controlled related parties will not be deemed to beneficially own any of the shares of Common Stock owned by each other as a result of any of the transactions expressly contemplated by the Merger, including the Stockholders' Agreement.

     The foregoing discussion of the Rights Plan is qualified in its entirety by reference to the complete text of the Rights Plan, which is incorporated by reference herein.

Item 7.        Materials to be Filed as Exhibits.

               Item 7 is amended and restated to read in its entirety as follows:


Exhibit 7(a) Bylaws (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

Exhibit 7(b)   Stockholders' Agreement (incorporated by reference to Exhibit
               99.9 to the Current Report on Form 8-K of the Issuer dated February 7, 2000 (Commission file number 0-26878)).

Exhibit 7(c) Rights Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

Exhibit 7(d) Joint Filing Agreement among News Corporation, Mr. K. Rupert Murdoch and SGN (the "Original Reporting Persons") (incorporated by reference to Exhibit 7(d) to the Original Reporting Persons'
               Schedule 13D filed on July 24, 2000).

Exhibit 7(e) Power of Attorney, dated July 24, 2000, by the Original Reporting Persons (incorporated by reference to Exhibit 7(e) to the Original Reporting Persons' Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

Exhibit 7(f) Letter Agreement, dated September 27, 2000, between News Corporation and Liberty (incorporated by reference to Exhibit 7(f) to the Original Reporting Persons' Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

Exhibit 7(g) Agreement and Plan of Merger, dated as of May 2, 2001, by and among Liberty, LUVSG, News Corporation and NPAL.

Exhibit 7(h) Letter Agreement Regarding Certain Stockholders' Agreement Matters, dated May 2, 2001, between News Corporation and Liberty.

Exhibit 7(i) Joint Filing Agreement among the Reporting Persons, dated May 17, 2001.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2001

                                    THE NEWS CORPORATION LIMITED

                                    By: /s/ Arthur M. Siskind
                                       ---------------------------------
                                       Name:  Arthur M. Siskind
                                       Title: Executive Director

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2001


                                               *
                                   ----------------------------
                                    K. Rupert Murdoch



* By: /s/ Arthur M. Siskind
     ---------------------------
       Arthur M. Siskind
       Attorney-in-Fact

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2001



                                    SKY GLOBAL NETWORKS, INC.


                                    By: /s/ Arthur M. Siskind
                                       --------------------------------
                                       Name:  Arthur M. Siskind
                                       Title: Senior Executive
                                              Vice President

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2001



                                    NEWS PUBLISHING AUSTRALIA LIMITED

                                    By: /s/ Arthur M. Siskind
                                       --------------------------------
                                       Name:  Arthur M. Siskind
                                       Title: Senior Executive
                                              Vice President

Schedule 1 is hereby amended and restated to read in its entirety as follows:

Schedule 1
----------

     Directors, Executive Officers and Controlling Persons of the Reporting Persons.


                                                                         Principal Business
                                                                         or Organization in
      Name                  Principal Occupation and Business               Which Such
      ----                  ---------------------------------              Employment is
                                         Address                            Conducted
                                         -------                            ---------
K. Rupert Murdoch          Chairman and Chief Executive of News            News Corporation
                           Corporation; Director, Chairman and Chief
                           Executive of NPAL; Director of News
                           International, plc; Director of News
                           Limited; Director of News America
                           Incorporated ("NAI"); Chairman of SGN;
                           Director of Satellite Television Asian
                           Region Limited ("STAR TV"); Chairman of
                           British Sky Broadcasting Group plc
                           ("BSkyB"); Chairman and Chief Executive
                           Officer of Fox Entertainment Group, Inc.
                           ("FEG"); Director of Fox Family Worldwide,
                           Inc. ("FFW"); Director of Philip Morris
                           Companies Inc. ("Phillip Morris");
                           Director of China Netcom Corporation (Hong
                           Kong) Limited; Director of Gemstar.
                           1211 Avenue of the Americas
                           New York, New York 10036

Geoffrey C. Bible          Non Executive Director of News                    Philip Morris
                           Corporation; Chairman and Chief Executive
                           Officer of Philip Morris; Director of New
                           York Stock Exchange, Inc.
                           120 Park Avenue
                           New York, New York 10017

Chase Carey                Executive Director and Co-Chief Operating       News Corporation
                           Officer of News Corporation; Director,
                           President and Chief Operating Officer of
                           NAI; Director and Co-Chief Operating
                           Officer of FEG;  President and Chief
                           Executive Officer of SGN; Director of STAR
                           TV; Director of NDS Group plc ("NDS")
                           Director of FFW; Director of

                           Gemstar; Director of Gateway, Inc.;
                           Director of Colgate University.
                           1211 Avenue of the Americas
                           New York, New York 10036

Peter Chernin              Executive Director, President and Chief         News Corporation
                           Operating Officer of News Corporation;
                           Director, President and Chief Operating
                           Officer of NPAL; Director, Chairman and
                           Chief Executive Officer of NAI ; Director,
                           President and Chief Operating Officer of
                           FEG; Director of SGN; Director of
                           Tickets.com, Inc.; Director of E*TRADE
                           Group, Inc.
                           10201 West Pico Boulevard
                           Los Angeles, CA 90035

Kenneth E. Cowley/1/       Non Executive Director of News                       Independent
                           Corporation; Chairman of Independent                 Newspapers
                           Newspapers Limited ("Independent
                           Newspapers"); Chairman of RM Williams
                           Holdings Limited.
                           2 Holt Street
                           Sydney, New South Wales 2010
                           Australia

David F. DeVoe             Executive Director, Senior Executive Vice       News Corporation
                           President and Chief Financial Officer and
                           Finance Director of News Corporation;
                           Director, Senior Executive Vice President
                           and Chief Financial Officer of NPAL:
                           Director and Senior Executive Vice
                           President of NAI; Director, Senior
                           Executive Vice President and Chief
                           Financial Officer of FEG; Director of STAR
                           TV; Director of BSkyB; Director and Acting
                           Chief Financial Officer of SGN; Director
                           of NDS.
                           1211 Avenue of the Americas
                           New York, New York 10036

____________________________
/1/    Citizen of Australia

Roderick I. Eddington/2/   Non Executive Director of News                   British Airways
                           Corporation; Chief Executive of British
                           Airways plc ("British Airways")
                           c/o 2 Holt Street
                           Sydney, New South Wales 2010
                           Australia

Aatos Erkko/3/             Non Executive Director of News                       Sanoma
                           Corporation; Member of the Board of Sanoma
                           WSOY Corporation ("Sanoma"), a privately
                           owned media company in Finland.
                           P.O. Box 144
                           FIN-00101 Helsinki, Finland

Graham Kraehe/4/           Non Executive Director of News Corporation;     News Corporation
                           c/o Level 20
                           News Corporation
                           101 Collins Street
                           Melbourne Vic 3000
                           Australia

Andrew S.B. Knight/5/      Non Executive Director of News Corporation;     News Corporation
                           c/o News International plc
                           1 Virginia Street
                           London E1 9BN England

__________________________
/2/    Citizen of Australia
/3/    Citizen of Finland
/4/     Citizen of Australia
/5/    Citizen of United Kingdom

Lachlan K. Murdoch         Executive Director, Senior Executive Vice       News Corporation
                           President and Deputy Chief Operating
                           Officer of News Corporation; Senior Vice
                           President and Co-Chief Operating Officer
                           of NPAL; Chairman of Queensland Press
                           Limited; Chairman and Chief Executive of
                           News Limited; Director of SGN; Deputy
                           Chairman of STAR TV; Director of Beijing
                           PDN Xinren Information Technology Company
                           Ltd; Director of One.tel Limited; Director
                           of FOXTEL Management Pty Ltd.; Director of
                           OmniSky Corporation; Director of Gemstar.
                           1211 Avenue of the Americas
                           New York, New York 10036

James R. Murdoch           Executive Vice President of News                     STAR TV
                           Corporation; Chairman and Chief Executive
                           Officer of Star TV; Director of SGN;
                           Director of NDS; Director of YankeeNets
                           L.L.C.; Chairman of Rawkus Entertainment
                           LLP;
                           8th Floor, One Harbourfront
                           18 Tak Fung Street
                           Hunghom, Kowloon, Hong Kong

Thomas J. Perkins          Non Executive Director of News                   Kleiner Perkins
                           Corporation; Senior Partner at Kleiner
                           Perkins Caufield & Byers ("Kleiner
                           Perkins"); Director of Compaq Computer
                           Corporation;
                           4 Embarcadero Center
                           Suite 3520
                           San Francisco, CA 94111

Bert C. Roberts, Jr.       Non Executive Director of News                         MCI
                           Corporation; Chairman of MCI Worldcom,
                           Inc. ("MCI");
                           1801 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20006

Stanley S. Shuman          Non Executive Director of News               Allen & Company
                           Corporation; Executive Vice President and
                           Managing Director of Allen & Company
                           Incorporated ("Allen & Company"); Director
                           of NAI; Director of Bayou Steel
                           Corporation; Director of Six Flags, Inc.;
                           Director of Western Multiplex Corporation;
                           711 Fifth Avenue
                           New York, New York 10176

Arthur M. Siskind          Executive Director, Senior Executive Vice    News Corporation
                           President and Group General Counsel of
                           News Corporation; Director, Senior
                           Executive Vice President and General
                           Counsel of NPAL; Director of BSkyB;
                           Director and Senior Executive Vice
                           President of NAI; Director, Senior
                           Executive Vice President and General
                           Counsel of FEG; Director of STAR TV;
                           Director and Senior Executive Vice
                           President of SGN; Director of BSkyB;
                           Director of NDS
                           1211 Avenue of the Americas
                           New York, New York 10036

                                 EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

7(a) Bylaws (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

7(b)           Stockholders' Agreement (incorporated by reference to Exhibit
               99.9 to the Current Report on Form 8-K of the Issuer dated February 7, 2000 (Commission file number 0-26878)).

7(c) Rights Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

7(d) Joint Filing Agreement among News Corporation, Mr. K. Rupert Murdoch and SGN (the "Original Reporting Persons") (incorporated by reference to Exhibit 7(d) to the Original Reporting Persons'
               Schedule 13D filed on July 24, 2000).

7(e) Power of Attorney, dated July 24, 2000, by the Original Reporting Persons (incorporated by reference to Exhibit 7(e) to the Original Reporting Persons' Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

7(f) Letter Agreement, dated September 27, 2000, between News Corporation and Liberty (incorporated by reference to Exhibit 7(f) to the Original Reporting Persons' Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

7(g) Agreement and Plan of Merger, dated as of May 2, 2001, by and among Liberty, LUVSG, News Corporation and NPAL.

7(h) Letter Agreement Regarding Certain Stockholders' Agreement Matters, dated May 2, 2001, between News Corporation and Liberty.

7(i)           Joint Filing Agreement among the Reporting Persons, dated May 17,
               2001.